2

04031337

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SAMMY CORPORATION
(Names of Persons Furnishing Form)

PROCESSED
JUL 01 2004
THOMSON
FINANCIAL

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department, President Office
Sammy Corporation
23-2, Higashi-Ikebukuro 2-chome, Toshima-ku,
Tokyo 170-8436 Japan
Telephone 81-3-5950-3785

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

71597

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the press release entitled "Necessary Actions for Sammy Corporation Convertible Bonds due 2009 in connection with the Business Combination with SEGA CORPORATION" issued in Japan on June 29, 2004 (Tokyo). The same press release was issued in the United States on June 29, 2004 (U.S. Eastern Daylight Time). Attached as Attachment II is an English translation of the press release entitled "Notice Regarding Cancellation of the Stock Acquisition Rights" issued in Japan on June 29, 2004 (Tokyo). The same press release was issued in the United States on June 29, 2004 (U.S. Eastern Daylight Time). These translations have been posted on Sammy Corporation's website at http://ir.sammy.co.jp/top_e.jsp on June 29, 2004 (Tokyo).

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Sammy Corporation has also submitted notices in Japanese to the Tokyo Stock Exchange on June 29, 2004 (Tokyo) in the same form as the press releases referenced above in Part I, English translations of which are attached as Attachment I and Attachment II.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SAMMY CORPORATION

(Signature)

Keishi Nakayama
Senior Managing Director

(Name and Title)

June 30, 2004
(Date)

June 29, 2004

To whom it may concern,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and
General Manager,
President Office
(TEL:03-5950-3790)

<u>Necessary Actions for Sammy Corporation Convertible Bonds due 2009 in connection with the Business Combination with SEGA Corporation</u>

Sammy Corporation (hereinafter "Sammy"), in the process of establishing a joint holding company with SEGA CORPORATION (hereinafter "SEGA") through a share-for-share exchange, is considering the following scheme (the "Scheme") as necessary actions for the Sammy Corporation Convertible Bonds due 2009 (hereinafter "Sammy CB") announced on May 19, 2004, pursuant to which the Sammy CB holders will be able to exchange their Sammy CB with convertible bonds to be issued by the joint holding company. Sammy will announce the details of the Scheme as soon as they have been determined.
SEGA has expressed its consent to Sammy with respect to the Scheme.

Scheme Considered by Sammy

①	Issuer:	SEGA SAMMY HOLDINGS INC.
②	Securities to be Issued:	Yen-denominated convertible bonds
③	Total Issue Amount:	Not decided (to be decided taking into account the outstanding amount of Sammy CB)
④	Maturity:	Not decided (to be decided taking into account the maturity date of Sammy CB)
⑤	Shares to be Delivered upon Exercise of the Stock Acquisition Rights:	Ordinary shares of SEGA SAMMY HOLDINGS INC.
⑥	Offering Method:	Exchange offer extended to Sammy CB holders
⑦	Offering Price:	Not decided (to be decided taking into account the Sammy CB secondary market price, etc.)
⑧	Issue Date:	After completion of the share-for-share exchange (after October 2004)
⑨	Conditions:	Completion of necessary procedures such as modification of the terms and conditions of Sammy CB pursuant to an approval at a bondholders meeting in order to execute the Scheme smoothly

June 29, 2004

To whom it may concern,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and
General Manager,
President Office
(TEL:03-5950-3790)

Notice Regarding Cancellation of the Stock Acquisition Rights

Resolutions were made at the ordinary general meetings of shareholders of Sammy Corporation (hereinafter "Sammy") and SEGA CORPORATION (hereinafter "SEGA") and the approval of the relevant governmental authority under applicable law was obtained in respect of the establishment of a holding company, SEGA SAMMY HOLDINGS INC., of which Sammy and SEGA will become wholly-owned subsidiaries as of October 1, 2004, by way of a share-for-share exchange pursuant to Article 364 of the Commercial Code of Japan.

In this connection, we hereby announce that the board of directors of Sammy held on June 29, 2004 resolved that the outstanding stock acquisition rights as stated below shall be cancelled prior to the effective date of the share-for-share exchange, October 1, 2004, in accordance with the provision "Events of cancellation of the stock acquisition rights and the conditions for such cancellation" as set forth in the terms and conditions of the relevant stock acquisition rights.

1st Stock Acquisition Rights

All of the 1st stock acquisition rights (the 4th stock options) issued by Sammy and outstanding as of September 30, 2004 shall be cancelled without any consideration.

* The 1st stock acquisition rights (the 4th stock options) were issued by Sammy pursuant to the resolutions of the 27th ordinary general meeting of shareholders of Sammy held on June 21, 2002 and the meeting of its board of directors held on June 26, 2002.

2nd Stock Acquisition Rights

All of the 2nd stock acquisition rights issued by Sammy and allotted to its shareholders and outstanding as of September 30, 2004 shall be cancelled and the issue price of JPY81 per one stock acquisition right shall be repaid as compensation to the holders of such outstanding stock acquisition rights.

* The 2nd stock acquisition rights were issued by Sammy and allotted to its shareholders pursuant to the resolutions of the board of directors of Sammy held on December 26, 2002.

4th Stock Acquisition Rights

All of the 4th stock acquisition rights (the 5th stock options) issued by Sammy, the exercise period of which will not commence by September 30, 2004, will be cancelled without any consideration on September 30, 2004.

* The 4th stock acquisition rights (the 5th stock options) were issued by Sammy pursuant to the resolutions of the 28th ordinary general meeting of shareholders of Sammy held on June 26, 2003 and the meeting of its board of directors held on June 30, 2003.